UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

Triterras, Inc. (“Triterras” or the “Company”) is contemplating a plan to consolidate its senior operating leadership teams in either one of its two locations, Singapore or Dubai, United Arab Emirates. The Company believes that this consolidation will lead to better collaboration, efficiency and effectiveness of execution among the Company’s leadership and that the consolidation will benefit its business operations. Despite this contemplated geographical consolidation of its leadership teams, the Company plans to continue to maintain its remote offices in the United States and the United Kingdom, each staffed with the Company’s personnel for the conduct of local business matters.

With respect to our senior management team, we are aware that certain disclosures have been made other than by the Company regarding the employment status of John Galani, the Company’s Chief Operating Officer.  Mr. Galani continues to be the Company’s Chief Operating Officer, and the Company is in discussions with Mr. Galani regarding his employment status and future role with the Company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance, including the success of the consolidation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the results of the discussion between the Company and Mr. Galani, as well as the risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: November 22, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer

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